

April 24, 2014

Via E-mail
Gregg Wm. Givens
Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer and Accounting Officer)
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

> **Re: DST Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-14036**

Dear Mr. Givens:

We have reviewed your letter dated April 11, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 8, 2014.

Form 10-K for the fiscal year ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

10. Debt, page 86

1.   We note in your response to prior comment no. 1 that both the fair value and the net carrying amount of the liability component was $91.9 million as of the year ended December 31, 2013. We also note that there have been differences in fair value and net carrying amount of the convertible senior debenture disclosed in your footnotes in prior

reporting periods including your 2nd Quarter 2013 Form 10-Q. For example, the fair value disclosure table included in your footnotes presented an excess fair value of $14.5 and $16.6 million as of June 30, 2013 and December 31, 2012, respectively. Please tell us why there have been differences in prior reporting periods but no difference upon redemption. Tell us whether the fair value presented in the footnotes represents the fair value of the "entire" convertible senior debenture including the equity component. If so, indicate why you did not disclose the fair value of the liability component. In addition, tell us what consideration you gave to including the disclosure outline in ASC 470-20-50-4 to 50-6 in your prior filings such as your 2012 Form 10-K.

You may contact Amanda Kim, Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Attorney, at (202) 551-3579 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief